UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Goldman, Sheldon M.
   685 Third Avenue, 24th Floor
   New York, NY  10017
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   06/30/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Business Affairs and General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|06/01/|A   |-|16,123(1)         |A  |--         |                   |D     |--                         |
e per share (1)            |99    |    |-|                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|06/22/|M   |-|19,999            |A  |$5.85      |                   |D     |--                         |
e per share                |99    |    |-|                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu| 06/28|G   |V|1,000             |D  |--         |                   |--    |--                         |
e per share                |/99   |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|06/29/|S   |-|16,000            |D  |$45.00     |42,122             |D     |--                         |
e per share                |99    |    |-|                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|--    |--  |-|--                |-- |--         |1,000(2)           |I     |By Wife                    |
e per share                |      |    |-|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Time-based options (Ri|$5.85   |06/22|M   |-|19,999     |D  |(3)  |03/01|Common Stock|19,999(|--     |1(4)        |D  |--          |
ght to buy)           |        |/99  |    |-|           |   |     |/06  |            |4)     |       |            |   |            |
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Time-based options (Ri|$9.00   |--   |--  |-|-- --      |A,D|(5)  |01/01|Common Stock|40,200(|--     |40,200(4)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/03  |            |4)     |       |            |   |            |
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Time-based options (Ri|$5.00   |--   |--  |-|-- --      |A,D|(6)  |01/01|Common Stock|60,000(|--     |60,000(4)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/08  |            |4)     |       |            |   |            |
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Time-based options (Ri|$5.50   |--   |--  |-|-- --      |A,D|(7)  |01/01|Common Stock|60,000(|--     |60,000(4)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/08  |            |4)     |       |            |   |            |
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Time-based options (Ri|$10.25  |--   |--  |-|-- --      |A,D|(8)  |09/18|Common Stock|42,500(|--     |42,500(4)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/08  |            |4)     |       |            |   |            |
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Time-based options (Ri|$22.875 |--   |--  |-|-- --      |A,D|(9)  |01/01|Common Stock|38,519(|--     |38,519(4)   |D  |--          |
ght to buy)           |        |     |    |-|           |   |     |/09  |            |4)     |       |            |   |            |
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Time-based options (Ri|$43.00  |06/01|A   |V|4,123      |A  |(10) |06/01|Common Stock|4,123(4|--     |4,123(4)    |D  |--          |
ght to buy)           |        |/99  |    | |           |   |     |/09  |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Represents shares of restricted stock which vest on June 1, 2002 if the Company's stock trades at or above $60 per share for any twenty (20) consecutive business days prior to such date and on June 1, 2003 if the trading price condition occurs after June 1, 2002 but prior to June 1, 2003.
To the extent not vested, shares of restricted stock will vest on the fifth anniversary date. All unvested shares of restricted stock will also vest in the event of a Change in Control of the Company or a Termination Without Cause of the reporting person by the Company.
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on March 1, 1997 and as to 33.33%
on March 1, 1998 and March 1, 1999.
(4) All options vest and become exercisable upon a Change in Control of the Company.
(5) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 1998 and as to
33.33% on January 1, 1999 and the remainder will vest and become exercisable on January 1, 2000.
(6) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of these options on January 1, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(7) Options to purchase shares of Common Stock vested and became exercisable as to 25% of these options on January 1, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25% of these options.
(8) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on September 18, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(9) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on January 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
(10) Options to purchase shares of Common Stock will vest and become exercisable as to 33.34% of these options on June 1, 2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.
SIGNATURE OF REPORTING PERSON
/s/ Sheldon M. Goldman
DATE
July 9, 1999